UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RENT THE RUNWAY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Class A Common Stock, Par Value $0.001 Per Share
Options to Purchase Class B Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
76010Y103 (Class A Common Stock)
N/A (Class B Common Stock)
(CUSIP Number of Class of Securities)
Jennifer Y. Hyman
Co-Founder, Chief Executive Officer and Chair
Rent the Runway, Inc.
10 Jay Street
Brooklyn, New York 11201
(212) 524-6860
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing
Person)
Copy to:
Marc D. Jaffe, Esq.
Jenna B. Cooper, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 906-1200
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1.	Summary Term Sheet.
The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, dated June 9, 2023 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2.	Subject Company Information.
(a)
Name and Address. The issuer is Rent the Runway, Inc., a Delaware corporation (“Rent the Runway,” “RTR” or the “Company”). The Company’s principal executive offices are located at 10 Jay Street, Brooklyn, New York 11201, and the telephone number of its principal executive offices is (212)-524-6860. The information set forth in the Offer to Exchange under “The Option Exchange – Section 9 (Information Concerning Rent the Runway)” is incorporated herein by reference.

(b)
Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange (the “Option Exchange”) outstanding eligible options to purchase the Company’s Class A common stock or Class B common stock, as applicable, par value $0.001 per share, respectively, that are held by active U.S.-based employees, including the Company’s named executive officers, individual consultants or non-employee directors on the date the Option Exchange commences, for replacement restricted stock units (“replacement RSUs”) to be granted under the Amended and Restated 2021 Incentive Award Plan (the “2021 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively. Each option holder that elects to exchange options pursuant to the Option Exchange must submit their election via the option exchange website and agree to the Terms of Election and will be granted replacement RSUs. As of June 2, 2023, there were outstanding eligible options to purchase an aggregate of approximately 3,888,155 shares of Class A common stock of the Company. As of June 2, 2023, there were outstanding eligible options held by Jennifer Y. Hyman, our Co-Founder, Chief Executive Officer and Chair, to purchase an aggregate of approximately 3,057,017 shares of Class B common stock of the Company.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “The Option Exchange – Section 1 (Eligibility; Number of Options; Expiration Time),” “The Option Exchange – Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSUs),” and “The Option Exchange – Section 8 (Source and Amount of Consideration; Terms of Replacement RSUs)” is incorporated herein by reference.
(c)
Trading Market and Price. The information set forth in the Offer to Exchange under “The Option Exchange – Section 7 (Price Range of Class A Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
(a)
Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “The Option Exchange – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 4.	Terms of the Transaction.
(a)
Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “The Option Exchange” titled “Section 1 (Eligibility; Number of Options; Expiration Time),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSUs),” “Section 6 (Conditions of the Option Exchange),” “Section 7 (Price Range of Class A Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement RSUs),” “Section 9 (Information Concerning Rent the Runway),” “Section 11 (Status of Options Acquired by Us in the Option Exchange; Accounting Consequences of the Option Exchange),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of the Option Exchange; Termination; Amendment)” is incorporated herein by reference.

(b)
Purchases. The information set forth in the Offer to Exchange under “The Option Exchange – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “The Option Exchange – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements our Securities)” is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(5) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)
Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “The Option Exchange – Section 2 (Purpose of the Option Exchange)” is incorporated herein by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Exchange under “The Option Exchange – Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSUs),” and “The Option Exchange – Section 11 (Status of Options Acquired by Us in the Option Exchange; Accounting Consequences of the Option Exchange)” is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “The Option Exchange – Section 2 (Purpose of the Option Exchange)” is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a)
Source of Funds. The information set forth in the Offer to Exchange under “The Option Exchange – Section 8 (Source and Amount of Consideration; Terms of Replacement RSUs)” and “The Option Exchange – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b)
Conditions. The information set forth in the Offer to Exchange under “The Option Exchange – Section 6 (Conditions of the Option Exchange)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Option Exchange.

(d)	Borrowed Funds. Not applicable.
Item 8.	Interest in Securities of the Subject Company.
(a)
Securities Ownership. The information set forth in the Offer to Exchange under “The Option Exchange – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(b)
Securities Transactions. The information set forth in the Offer to Exchange under “The Option Exchange – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. Not applicable.
Item 10.	Financial Statements.
(a)
Financial Information. The information set forth in the Offer to Exchange under “The Option Exchange – Section 9 (Information Concerning Rent the Runway)” and “The Option Exchange – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended January 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2023, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data therein, and our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30,

2023, filed with the SEC on June 8, 2023, including the financial information set forth in Item 1 – Financial Statements (unaudited) therein are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.
(b)	Pro Forma Financial Information. Not applicable.
Item 11.	Additional Information.
(a)
Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “The Option Exchange – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “The Option Exchange – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(c)	Other Material Information. Not applicable.
Item 12.	Exhibits.
The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 9, 2023	RENT THE RUNWAY, INC.

	By:	/s/ Jennifer Y. Hyman
Name: Jennifer Y. Hyman
Title: Chief Executive Officer

EXHIBIT INDEX
Exhibit Number	Exhibit Description
(a)(1)(i)	Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, dated June 9, 2023
(a)(1)(ii)	Email to all Eligible Service Providers from Chief Executive Officer
(a)(1)(iii)	Form of Terms of Election
(a)(1)(iv)	Form of Announcement Email
(a)(1)(v)	Form of Reminder Email
(a)(1)(vi)	Form of Email Confirmation
(a)(1)(vii)	Form of Email Regarding Final Exchange Ratio
(a)(1)(viii)	Screen Shots of Option Exchange Website
(a)(1)(ix)	Option Exchange Frequently Asked Questions
(a)(1)(x)	Option Exchange Presentation for Eligible Service Providers
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Amended and Restated 2021 Incentive Award Plan (incorporated herein by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K (File No. 001-40958), filed with the SEC on April 13, 2023)
(d)(2)	Form of Stock Option Agreement (2021 Plan) (incorporated herein by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K (File No. 001-40958), filed with the SEC on April 13, 2023)
(d)(3)
Form of Restricted Stock Unit Agreement (2021 Plan) (incorporated herein by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K (File No. 001-40958), filed with the SEC on April 13, 2023)

(d)(4)	Form of Restricted Stock Unit Agreement (2021 Plan) (Mandatory Sell-to-Cover Election)
(d)(5)
Transition Agreement, between the Company and Scarlett O’Sullivan, dated April 11, 2023 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40958), filed with the SEC on April 12, 2023)

(g)	Not applicable
(h)	Not applicable
(b)	Filing Fee Table